VIA EDGAR

December 11, 2018

Mr. Jay Ingram

Mr. Ed Kelly

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legacy Housing Corporation Registration Statement on Form S-1 (File No. 333-228288)

Dear Mr. Ingram and Mr. Kelly:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Legacy Housing Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on December 13, 2018, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we and the other underwriters have distributed approximately 1,370 copies of the Preliminary Prospectus dated November 30, 2018, included in the above referenced Registration Statement through the date hereof to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. RILEY FBR, INC.

As Representative of the several Underwriters

By:	/s/ Jon Merriman
Name:	Jon Merriman
Title:	Head of Capital Markets